Exhibit 21.1

LIST OF SUBSIDIARIES

Company Name Jurisdiction of Incorporation	Jurisdiction of Incorporation
G Medical Innovations Ltd.	Israel

G Medical Innovations USA Inc.	Delaware

G Medical Innovations MK Ltd.	Macedonia

G Medical Innovations Asia Limited	Hong Kong

Telehrythmics LLC	Tennessee

G Medical Mobile Health Solutions, Inc.	Illinois

G Medical Diagnostics Services, Inc.	Texas

G Medical Innovations UK Ltd.	United Kingdom

Guangzhou Yimei Innovative Medical Science and Technology Co., Ltd.	China

G Medical Tests and Services, Inc.	Delaware

G Medical Lab Services, Inc.	Delaware